Exhibit 8.2

[Hughes & Luce, LLP Letterhead]

October 30, 2001

     214/939-5500

Anchor Gaming
815 Pilot Road, Suite G
Las Vegas, Nevada 89119-3739

Ladies & Gentlemen:

     You have requested our opinion regarding certain federal income tax consequences of the anticipated merger (the “Merger”) of NAC Corporation, a Nevada corporation (“Merger Sub”) and a wholly owned subsidiary of International Game Technology, a Nevada corporation (“Acquiror”), with and into Anchor Gaming, a Nevada corporation (“Target”).

     In formulating our opinion, we have examined such documents as we have deemed appropriate, including the Agreement and Plan of Merger among Acquiror, Merger Sub and Target dated as of July 8, 2001 (the “Merger Agreement”), and the Proxy Statement/Prospectus of Acquiror and Target dated August 20, 2001 (the “Proxy Statement/Prospectus”). In addition, we have obtained such additional information as we have deemed relevant and necessary through consultation with various officers and representatives of Acquiror and Target.

     Our opinion set forth below assumes (1) the accuracy at the Effective Time of the Merger of the statements and facts concerning the Merger set forth in the Merger Agreement (including, without limitation, the exhibits thereto) and the Proxy Statement/Prospectus, (2) the consummation of the Merger in the manner contemplated by, and in accordance with the terms set forth in, the Merger Agreement and the Proxy Statement/Prospectus, (3) the accuracy at the Effective Time of the Merger of (i) the representations to be made by Acquiror that are set forth in the form of Officer’s Certificate of Acquiror included in Exhibit C to the Merger Agreement, and (ii) the representations to be made by Target that are set forth in the form of Officer’s Certificate included in Exhibit C to the Merger Agreement, and (4) the absence of change in the relevant provisions of the Code, Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service and case law.

     Based upon the facts and statements set forth above, our examination and review of the documents referred to above and subject to the assumptions set forth above, we are of the opinion that for federal income tax purposes the Merger will constitute a reorganization within the meaning of section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”). We express no opinion concerning any tax consequences of the Merger other than those specifically set forth herein.

     Our opinion is based on the provisions of the Code, the Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service and case law, all of which as they exist as of the date of this opinion, and any of which may be changed either (i) between the date of this opinion and the Effective Date of the Merger or (ii) after the Effective Date of the Merger but with retroactive effect. Any change in applicable laws or facts and circumstances surrounding the Merger, or any inaccuracy in the statements, facts, assumptions and representations on which we have relied, may adversely affect the continuing validity of the opinion set forth herein. We assume no responsibility to inform you of any change or inaccuracy that may occur or come to our attention.

     This opinion has been delivered to you for the purpose of inclusion as an exhibit to the Registration Statement on Form S-4 (No. 333-67928) of which the Proxy Statement/Prospectus is a part. This opinion may not be distributed or otherwise made available to any other person or entity without prior written consent; however, we consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to Hughes & Luce, L.L.P. in the Registration Statement and the Proxy Statement/Prospectus under the captions “Summary — The Merger Will Generally Be Tax-Free to Stockholders,” “The Merger — Background of the Merger” and “—U.S. Federal Income Tax Consequences,” and “Legal Opinions.”

Very truly yours,

/s/ HUGHES & LUCE, LLP